Exhibit 16.1

May 6, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Violin Memory, Inc. and, under the date of April 8, 2015, we reported on the consolidated financial statements of Violin Memory, Inc. as of and for the years ended January 31, 2015 and 2014. On May 4, 2015, we were dismissed. We have read Violin Memory, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 6, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with Violin Memory Inc.’s statement that 1) the change was approved by the Audit Committee of the Board of Directors or 2) PricewaterhouseCoopers LLP was not engaged regarding the application of accounting principles to a specified transaction or the audit opinion that might be rendered on Violin Memory Inc.’s consolidated financial statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP